Exhibit 99.1

Eco Wave Power and BladeRanger Launch First-Ever Drone-Powered Maintenance for Onshore Wave Energy Systems

TEL AVIV, Israel – September 16, 2025 – Eco Wave Power Global AB (NASDAQ: WAVE)(“Eco Wave Power” or the “Company”), a leader in onshore wave energy technology, is taking its next leap forward. Following the milestone launch of its Los Angeles Pilot on September 9, the Company is unveiling another breakthrough — teaming up with BladeRanger Ltd. (TASE: BLDR), a pioneer in automated drone-based cleaning and diagnostics, to revolutionize wave energy system maintenance.

The collaboration was showcased in a live demonstration at Eco Wave Power’s grid-connected project in Jaffa Port, Israel, where BladeRanger’s drones cleaned and inspected Eco Wave Power’s floaters — the essential components that transform waves into renewable electricity.

By introducing autonomous drones, Eco Wave Power expects to potentially lower operating expenses, reduce downtime, and boost energy output, making wave power even more competitive with other renewable sources.

Historically, operational costs at the Company’s Jaffa Port and Gibraltar sites have reached up to 4% of project CAPEX annually. Drone-based cleaning and predictive maintenance could dramatically reduce these costs and ensure greater system reliability.

“After celebrating the opening of our Los Angeles pilot on September 9, we are proud to take another bold step toward smarter, more scalable wave energy,” said Inna Braverman, Founder and CEO of Eco Wave Power.

“Partnering with BladeRanger lets us integrate cutting-edge drone technology into our operations — making our systems cleaner, more efficient, and better prepared for global deployment.”

BladeRanger, whose drone solutions are widely used in large-scale solar installations for companies such as Nofar Energy (TASE: NOFR), sees wave energy as an exciting new frontier.

“Our mission has always been to automate renewable energy maintenance for maximum efficiency and sustainability,” said Hagai Climor, Chairman of BladeRanger.

“This collaboration allows us to extend our proven technology to wave energy and ensure these systems stay in top shape with minimal manual intervention.”

Following this successful test, and provided BladeRanger develops a comprehensive drone-based maintenance solution tailored for Eco Wave Power’s needs, the companies’ plan to explore a long-term strategic collaboration — paving the way for widespread deployment of drone technology at the Los Angeles site and Eco Wave Power’s growing project pipeline worldwide.

Please see a video of the drone-based O&M process in action: Eco Wave Power & BladeRanger Launch First Drone-Powered Maintenance for Onshore Wave Energy Systems

About Blade Ranger

BladeRanger Ltd. (TASE: BLDR) develops and operates autonomous drone-based solutions for cleaning, inspection, and predictive maintenance of renewable energy and industrial assets. The company’s technology eliminates the need for manual labor, reduces costs, and improves efficiency by using smart drones equipped with advanced imaging and diagnostics.

BladeRanger currently provides automated cleaning services for large-scale solar installations and is expanding its capabilities into new markets such as wave energy and other renewable infrastructure. The company is committed to delivering safer, smarter, and more sustainable maintenance solutions for the global energy transition.

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the Company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The Company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that the autonomous drones potentially lower the Company’s operating expenses, reduce downtime, and boost energy output, making wave power even more competitive with other renewable sources, and the companies’ plan to explore a long-term strategic collaboration — paving the way for widespread deployment of drone technology at the Los Angeles site and Eco Wave Power’s growing project pipeline worldwide. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.